1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105
336 519 8080 tel

April 15, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Application for Withdrawal of Registration Statement on Form S-3

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Hanesbrands Export Canada LLC and each of the co-registrants listed on Exhibit A (together, the “Registrants”) respectfully request withdrawal, effective immediately, of the Registration Statement on Form S-3 having the file numbers listed on Exhibit A, together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission on April 8, 2016.

The Registrants are requesting withdrawal of the Registration Statement because it was filed using an inaccurate submission header, which (1) incorrectly identified the filing type as “S-3ASR” rather than “POSASR” and (2) omitted Hanesbrands Inc. (“HBI”) as a registrant and instead incorrectly listed Hanesbrands Export Canada LLC as the main registrant. HBI and the Registrants intend to make a corrected filing promptly following the submission of this request for withdrawal.

The Registrants confirm that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this request, please contact Elizabeth Southern at (336) 519-6661 or by email at Beth.Southern@hanes.com.

[Signature page follows]

BA INTERNATIONAL, L.L.C.
CARIBESOCK, INC.
CARIBETEX, INC.
CASA INTERNATIONAL, LLC
CC PRODUCTS LLC
CEIBENA DEL, INC.
EVENT 1 LLC
GEARCO LLC
GFSI HOLDINGS LLC
GFSI LLC
HANES MENSWEAR, LLC
HANES PUERTO RICO, INC.
HANESBRANDS DIRECT, LLC
HANESBRANDS DISTRIBUTION, INC.
HANESBRANDS EXPORT CANADA LLC
HBI BRANDED APPAREL ENTERPRISES, LLC
HBI BRANDED APPAREL LIMITED, INC.
HBI INTERNATIONAL, LLC
HBI SOURCING, LLC
INNER SELF LLC
KNIGHTS APPAREL LLC
KNIGHTS HOLDCO LLC
MAIDENFORM (BANGLADESH) LLC
MAIDENFORM BRANDS LLC
MAIDENFORM LLC
MAIDENFORM (INDONESIA) LLC
MAIDENFORM INTERNATIONAL LLC
MF RETAIL LLC
PLAYTEX DORADO, LLC
PLAYTEX INDUSTRIES, INC.
SEAMLESS TEXTILES, LLC
UPCR, INC.
UPEL, INC.

/s/ Joia M. Johnson
Joia M. Johnson
Agent for Service

Exhibit A

Co-Registrant	Registration Statement
File No.
BA International, L.L.C.	333-210663-32
Caribesock, Inc.	333-210663-31
Caribetex, Inc.	333-210663-30
CASA International, LLC	333-210663-29
CC Products LLC	333-210663-28
Ceibena Del, Inc.	333-210663-27
Event 1 LLC	333-210663-26
GearCo LLC	333-210663-25
GFSI Holdings LLC	333-210663-03
GFSI LLC	333-210663-04
Hanes Menswear, LLC	333-210663-02
Hanes Puerto Rico, Inc.	333-210663-01
Hanesbrands Direct, LLC	333-210663-24
Hanesbrands Distribution, Inc.	333-210663-23
Hanesbrands Export Canada LLC	333-210663
HBI Branded Apparel Enterprises, LLC	333-210663-22
HBI Branded Apparel Limited, Inc.	333-210663-21
HbI International, LLC	333-210663-20
HBI Sourcing, LLC	333-210663-19
Inner Self LLC	333-210663-18
Knights Apparel LLC	333-210663-17
Knights Holdco LLC	333-210663-16
Maidenform (Bangladesh) LLC	333-210663-15
Maidenform Brands LLC	333-210663-14
Maidenform LLC	333-210663-13
Maidenform (Indonesia) LLC	333-210663-12
Maidenform International LLC	333-210663-11
MF Retail LLC	333-210663-10
Playtex Dorado, LLC	333-210663-09
Playtex Industries, Inc.	333-210663-08
Seamless Textiles, LLC	333-210663-07
UPCR, Inc.	333-210663-06
UPEL, Inc.	333-210663-05